Exhibit 99.2

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Consolidated Balance Sheets

(millions of Canadian dollars) (unaudited)	December 31, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	2,025	1,841
Accounts receivable	1,349	1,235
Income taxes receivable	323	273
Inventories	1,736	2,059
Prepaid expenses	64	36
	5,497	5,444
Exploration and evaluation assets (note 4)	810	746
Property, plant and equipment, net (note 5)	27,399	24,279
Goodwill	663	674
Contribution receivable	607	1,147
Other assets	164	136
Total Assets	35,140	32,426
Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	2,986	2,867
Asset retirement obligations (note 9)	107	116
Long-term debt due within one year (note 7)	-	407
	3,093	3,390
Long-term debt (note 7)	3,918	3,504
Other long-term liabilities	331	342
Contribution payable	1,336	1,437
Deferred tax liabilities	4,615	4,329
Asset retirement obligations (note 9)	2,686	1,651
Commitments and contingencies (note 12)
Total Liabilities	15,979	14,653
Shareholders' equity
Common shares (note 10)	6,939	6,327
Preferred shares	291	291
Retained earnings	11,950	11,097
Other reserves	(19)	58
Total Shareholders' Equity	19,161	17,773
Total Liabilities and Shareholders' Equity	35,140	32,426
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. | Q4 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS 1

Condensed Consolidated Statements of Income

	Three months ended		Year ended
	December 31,		December 31,
(millions of Canadian dollars, except share data) (unaudited)	2012	2011	2012	2011
Gross revenues (note 3)	5,869	5,856	22,741	22,992
Royalties	(189)	(331)	(693)	(1,125)
Marketing and other (note 3)	76	32	387	90
Revenues, net of royalties	5,756	5,557	22,435	21,957
Expenses
Purchases of crude oil and products (note 3)	3,476	3,246	13,596	12,903
Production and operating expenses	705	654	2,612	2,476
Selling, general and administrative expenses	109	108	451	428
Depletion, depreciation, amortization and impairment (note 5)	738	716	2,580	2,519
Exploration and evaluation expenses	163	194	350	470
Other - net (note 3)	(104)	22	(123)	(193)
	5,087	4,940	19,466	18,603
Earnings from operating activities	669	617	2,969	3,354
Financial items (note 8)
Net foreign exchange gains (losses)	(1)	(15)	14	10
Finance income	21	26	93	86
Finance expenses	(45)	(71)	(240)	(310)
	(25)	(60)	(133)	(214)
Earnings before income taxes	644	557	2,836	3,140
Provisions for (recovery of) income taxes
Current	61	153	536	354
Deferred	109	(4)	278	562
	170	149	814	916
Net earnings	474	408	2,022	2,224
Earnings per share (note 10)
Basic	0.48	0.42	2.06	2.40
Diluted	0.48	0.42	2.06	2.34
Weighted average number of common shares outstanding (note 10)
Basic (millions)	982.1	957.3	975.8	923.8
Diluted (millions)	982.2	965.5	975.9	932.0
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. | Q4 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS 2

Condensed Consolidated Statements of Comprehensive Income

	Three months ended		Year ended
	December 31,		December 31,
(millions of Canadian dollars) (unaudited)	2012	2011	2012	2011
Net earnings	474	408	2,022	2,224
Other comprehensive income (loss)
Items that will not be reclassified into earnings, net of tax:
Actuarial gains (losses) on pension plans	12	(18)	15	(20)
Items that may be reclassified into earnings, net of tax:
Derivatives designated as cash flow hedges (note 11)	2	1	3	-
Exchange differences on translation of foreign operations	58	(64)	(95)	88
Hedge of net investment (note 11)	(27)	19	15	(18)
Other comprehensive income (loss)	45	(62)	(62)	50
Comprehensive income	519	346	1,960	2,274
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. | Q4 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS 3

Condensed Consolidated Statements of Changes in Shareholders' Equity

	Attributable to Equity Holders
				Other Reserves
(millions of Canadian dollars) (unaudited)	Common Shares	Preferred Shares	Retained Earnings	Foreign Currency Translation	Hedging	Total Shareholders� Equity
Balance as at December 31, 2010	4,574	-	10,012	(10)	(2)	14,574
Net earnings	-	-	2,224	-	-	2,224
Other comprehensive income
Actuarial losses on pension plans (net of tax of $8 million)	-	-	(20)	-	-	(20)
Exchange differences on translation of foreign operations (net of tax of $14 million)	-	-	-	88	-	88
Hedge of net investment (net of tax of $3 million) (note 11)	-	-	-	(18)	-	(18)
Total comprehensive income	-	-	2,204	70	-	2,274
Transactions with owners recognized directly in equity:
Issue of common shares	1,200	-	-	-	-	1,200
Share issue costs	(27)	-	-	-	-	(27)
Issue of preferred shares	-	300	-	-	-	300
Share issue costs	-	(9)	-	-	-	(9)
Stock dividends paid	580	-	-	-	-	580
Dividends declared on common shares (note 10)	-	-	(1,109)	-	-	(1,109)
Dividends declared on preferred shares (note 10)	-	-	(10)	-	-	(10)
Balance as at December 31, 2011	6,327	291	11,097	60	(2)	17,773
Net earnings	-	-	2,022	-	-	2,022
Other comprehensive income (loss)
Actuarial gains on pension plans (net of tax of $5 million)	-	-	15	-	-	15
Derivatives designated as cash flow hedges (net of tax of $1 million) (note 11)	-	-	-	-	3	3
Exchange differences on translation of foreign operations (net of tax of $12 million)	-	-	-	(95)	-	(95)
Hedge of net investment (net of tax of $2 million) (note 11)	-	-	-	15	-	15
Total comprehensive income (loss)	-	-	2,037	(80)	3	1,960
Transactions with owners recognized directly in equity:
Stock dividends paid (note 10)	607	-	-	-	-	607
Stock options exercised (note 10)	5	-	-	-	-	5
Dividends declared on common shares (note 10)	-	-	(1,171)	-	-	(1,171)
Dividends declared on preferred shares (note 10)	-	-	(13)	-	-	(13)
Balance as at December 31, 2012	6,939	291	11,950	(20)	1	19,161
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. | Q4 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS 4

Condensed Consolidated Statements of Cash Flows

	Three months ended		Year ended
	December 31,		December 31,
(millions of Canadian dollars) (unaudited)	2012	2011	2012	2011
Operating activities
Net earnings	474	408	2,022	2,224
Items not affecting cash:
Accretion (note 8)	24	20	97	79
Depletion, depreciation, amortization and impairment (note 5)	738	716	2,580	2,519
Exploration and evaluation expenses (note 4)	58	13	60	68
Deferred income taxes	109	(4)	278	562
Foreign exchange	12	(10)	(20)	14
Stock-based compensation (note 10)	33	7	54	(1)
Loss (gain) on sale of assets	(2)	(1)	1	(261)
Other	(32)	48	(62)	(6)
Settlement of asset retirement obligations (note 9)	(38)	(37)	(123)	(105)
Income taxes paid	(87)	(40)	(575)	(282)
Interest received	10	8	34	12
Change in non-cash working capital (note 6)	(2)	(93)	843	269
Cash flow - operating activities	1,297	1,035	5,189	5,092
Financing activities
Long-term debt issuance (note 7)	-	-	500	5,054
Long-term debt repayment (note 7)	-	-	(410)	(5,434)
Settlement of cross currency swaps	-	-	(89)	-
Debt issue costs	(1)	(5)	(9)	(5)
Proceeds from common share issuance, net of share issue costs	-	-	-	1,173
Proceeds from preferred share issuance, net of share issue costs	-	-	-	291
Proceeds from exercise of stock options	5	-	5	-
Dividends on common shares	(293)	(87)	(557)	(495)
Dividends on preferred shares	(7)	-	(17)	(7)
Interest paid	(79)	(26)	(252)	(229)
Contribution receivable payment	177	105	563	234
Other	9	83	25	90
Change in non-cash working capital (note 6)	5	389	79	238
Cash flow - financing activities	(184)	459	(162)	910
Investing activities
Capital expenditures	(1,473)	(1,367)	(4,701)	(4,800)
Proceeds from asset sales	19	-	24	179
Contribution payable payment	(55)	(27)	(152)	(103)
Other	(25)	-	(57)	(12)
Change in non-cash working capital (note 6)	181	(37)	56	316
Cash flow - investing activities	(1,353)	(1,431)	(4,830)	(4,420)
Increase (decrease) in cash and cash equivalents	(240)	63	197	1,582
Effect of exchange rates on cash and cash equivalents	-	6	(13)	7
Cash and cash equivalents at beginning of period	2,265	1,772	1,841	252
Cash and cash equivalents at end of period	2,025	1,841	2,025	1,841
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. | Q4 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS 5

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note 1	Description of Business and Segmented Disclosures
Management has identified segments for the business of Husky Energy Inc. ("Husky" or "the Company") based on differences in products, services and management responsibility. The Company's business is conducted predominantly through two major business segments - Upstream and Downstream.
During the first quarter of 2012, the Company completed an evaluation of activities of the Company's former Midstream segment as a service provider to the Upstream or Downstream operations. As a result, and consistent with the Company's strategic view of its integrated business, the previously reported Midstream segment activities are now aligned and reported within the Company's core exploration and production, or its upgrading and refining businesses.  The Company believes this change in segment presentation allows management and third parties to more effectively assess the Company's performance.
Upstream includes exploration for, and development and production of, crude oil, bitumen, natural gas and natural gas liquids (Exploration and Production) and marketing of the Company's and other producers' crude oil, natural gas, natural gas liquids, sulphur and petroleum coke, pipeline transportation and blending of crude oil and natural gas and storage of crude oil, diluent and natural gas (Infrastructure and Marketing). The Company's Upstream operations are located primarily in Western Canada, offshore East Coast of Canada, offshore Greenland, offshore China and offshore Indonesia.
Downstream includes upgrading of heavy crude oil feedstock into synthetic crude oil (Upgrading), refining in Canada of crude oil and marketing of refined petroleum products including gasoline, diesel, ethanol blended fuels, asphalt and ancillary products, and production of ethanol (Canadian Refined Products) and refining in the U.S. of primarily crude oil to produce and market gasoline, jet fuel and diesel fuels that meet U.S. clean fuels standards (U.S. Refining and Marketing).
Comparative periods have been reclassified to conform to the revised segment presentation.

HUSKY ENERGY INC. | Q4 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS 6

Segmented Financial Information

	Upstream						Downstream								Corporate and Eliminations(2)		Total
($ millions)	Exploration and Production(1)		Infrastructure and Marketing		Total		Upgrading(4)		Canadian Refined Products		U.S. Refining and Marketing		Total
Three months ended December 31,	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Gross revenues	1,764	2,051	796	619	2,560	2,670	562	615	933	928	2,412	2,381	3,907	3,924	(598)	(738)	5,869	5,856
Royalties	(189)	(331)	-	-	(189)	(331)	-	-	-	-	-	-	-	-	-	-	(189)	(331)
Marketing and other	-	-	76	32	76	32	-	-	-	-	-	-	-	-	-	-	76	32
Revenues, net of royalties	1,575	1,720	872	651	2,447	2,371	562	615	933	928	2,412	2,381	3,907	3,924	(598)	(738)	5,756	5,557
Expenses
Purchases of crude oil and products	20	60	741	579	761	639	417	462	794	786	2,102	2,097	3,313	3,345	(598)	(738)	3,476	3,246
Production and operating expenses	508	477	7	3	515	480	40	29	49	44	102	101	191	174	(1)	-	705	654
Selling, general and administrative expenses	21	25	6	4	27	29	1	7	15	13	3	4	19	24	63	55	109	108
Depletion, depreciation, amortization and impairment	614	601	6	5	620	606	27	25	21	20	57	52	105	97	13	13	738	716
Exploration and evaluation expenses	163	194	-	-	163	194	-	-	-	-	-	-	-	-	-	-	163	194
Other - net	(72)	2	-	1	(72)	3	(17)	24	-	-	4	-	(13)	24	(19)	(5)	(104)	22
Earnings (loss) from operating activities	321	361	112	59	433	420	94	68	54	65	144	127	292	260	(56)	(63)	669	617
Financial items
Net foreign exchange losses	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1)	(15)	(1)	(15)
Finance income	-	1	-	-	-	1	-	-	-	-	-	-	-	-	21	25	21	26
Finance expenses	(19)	(19)	-	-	(19)	(19)	(2)	(2)	(1)	(2)	(1)	(1)	(4)	(5)	(22)	(47)	(45)	(71)
Earnings (loss) before income taxes	302	343	112	59	414	402	92	66	53	63	143	126	288	255	(58)	(100)	644	557
Provisions for (recovery of) income taxes
Current	16	(25)	50	18	66	(7)	(1)	2	16	14	(49)	21	(34)	37	29	123	61	153
Deferred	62	115	(22)	(3)	40	112	25	15	(2)	2	104	25	127	42	(58)	(158)	109	(4)
Total income tax provision (recovery)	78	90	28	15	106	105	24	17	14	16	55	46	93	79	(29)	(35)	170	149
Net earnings (loss)	224	253	84	44	308	297	68	49	39	47	88	80	195	176	(29)	(65)	474	408
Intersegment revenues	520	660	-	-	520	660	35	39	43	39	-	-	78	78	-	-	598	738
Expenditures on exploration and evaluation assets(3)	56	124	-	-	56	124	-	-	-	-	-	-	-	-	-	-	56	124
Expenditures on property, plant and equipment(3)	1,186	1,035	19	14	1,205	1,049	17	20	33	33	113	72	163	125	49	34	1,417	1,208
(1)
Includes allocated depletion, depreciation, amortization and impairment related to assets in the Infrastructure and Marketing segment as these assets provide a service to the Exploration and Production segment.

(2)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices.
(3)	Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the period. Includes assets acquired through acquisitions.
(4)
Certain hydrogen feedstock costs from production and operating expenses have been reclassified to purchases of crude oil and products in the fourth quarter of 2012. Prior periods have been reclassified to conform with current period presentation.

HUSKY ENERGY INC. | Q4 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS 7

Segmented Financial Information

	Upstream						Downstream								Corporate and Eliminations(2)		Total
($ millions)	Exploration and Production(1)		Infrastructure and Marketing		Total		Upgrading(4)		Canadian Refined Products		U.S. Refining and Marketing		Total
Year ended December 31,	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Gross revenues	6,547	7,519	2,420	1,987	8,967	9,506	2,191	2,217	3,848	3,877	10,038	9,752	16,077	15,846	(2,303)	(2,360)	22,741	22,992
Royalties	(693)	(1,125)	-	-	(693)	(1,125)	-	-	-	-	-	-	-	-	-	-	(693)	(1,125)
Marketing and other	-	-	387	90	387	90	-	-	-	-	-	-	-	-	-	-	387	90
Revenues, net of royalties	5,854	6,394	2,807	2,077	8,661	8,471	2,191	2,217	3,848	3,877	10,038	9,752	16,077	15,846	(2,303)	(2,360)	22,435	21,957
Expenses
Purchases of crude oil and products	73	99	2,258	1,818	2,331	1,917	1,636	1,628	3,208	3,265	8,724	8,453	13,568	13,346	(2,303)	(2,360)	13,596	12,903
Production and operating expenses	1,840	1,714	49	43	1,889	1,757	150	146	184	182	385	391	719	719	4	-	2,612	2,476
Selling, general and administrative expenses	178	153	21	17	199	170	3	3	58	49	13	12	74	64	178	194	451	428
Depletion, depreciation, amortization and impairment	2,121	2,018	22	24	2,143	2,042	102	164	83	80	212	195	397	439	40	38	2,580	2,519
Exploration and evaluation expenses	350	470	-	-	350	470	-	-	-	-	-	-	-	-	-	-	350	470
Other - net	(105)	(261)	-	1	(105)	(260)	(17)	67	(2)	-	4	-	(15)	67	(3)	-	(123)	(193)
Earnings (loss) from operating activities	1,397	2,201	457	174	1,854	2,375	317	209	317	301	700	701	1,334	1,211	(219)	(232)	2,969	3,354
Financial items
Net foreign exchange gains	-	-	-	-	-	-	-	-	-	-	-	-	-	-	14	10	14	10
Finance income	5	4	-	-	5	4	-	-	-	-	-	-	-	-	88	82	93	86
Finance expenses	(78)	(68)	-	-	(78)	(68)	(11)	(7)	(6)	(6)	(5)	(4)	(22)	(17)	(140)	(225)	(240)	(310)
Earnings (loss) before income taxes	1,324	2,137	457	174	1,781	2,311	306	202	311	295	695	697	1,312	1,194	(257)	(365)	2,836	3,140
Provisions for (recovery of) income taxes
Current	134	41	171	64	305	105	31	(2)	89	25	(1)	76	119	99	112	150	536	354
Deferred	211	515	(55)	(20)	156	495	49	54	(9)	50	258	178	298	282	(176)	(215)	278	562
Total income tax provision (recovery)	345	556	116	44	461	600	80	52	80	75	257	254	417	381	(64)	(65)	814	916
Net earnings (loss)	979	1,581	341	130	1,320	1,711	226	150	231	220	438	443	895	813	(193)	(300)	2,022	2,224
Intersegment revenues	2,003	2,072	-	-	2,003	2,072	134	120	166	168	-	-	300	288	-	-	2,303	2,360
Expenditures on exploration and evaluation assets(3)	273	403	-	-	273	403	-	-	-	-	-	-	-	-	-	-	273	403
Expenditures on property, plant and equipment(3)	3,833	3,728	54	43	3,887	3,771	47	55	97	94	313	224	457	373	84	71	4,428	4,215
As at December 31,
Total exploration and evaluation assets and property, plant and equipment, net	21,707	18,507	520	502	22,227	19,009	1,056	1,124	1,222	1,201	3,536	3,566	5,814	5,891	168	125	28,209	25,025
Total assets	22,753	20,141	1,506	1,509	24,259	21,650	1,242	1,316	1,646	1,632	5,326	5,476	8,214	8,424	2,667	2,352	35,140	32,426
(1)
Includes allocated depletion, depreciation, amortization and impairment related to assets in the Infrastructure and Marketing segment as these assets provide a service to the Exploration and Production segment.

(2)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices.
(3)	Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the period. Includes assets acquired through acquisitions.
(4)
Certain hydrogen feedstock costs from production and operating expenses have been reclassified to purchases of crude oil and products in 2012. Prior periods have been reclassified to conform with current period presentation.

HUSKY ENERGY INC. | Q4 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS 8

Note 2Basis of Presentation
The condensed interim consolidated financial statements have been prepared by management and reported in Canadian dollars in accordance with International Accounting Standard ("IAS") 34, "Interim Financial Reporting" as issued by the International Accounting Standards Board ("IASB"). These condensed interim consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's 2011 Annual Report.
The condensed interim consolidated financial statements have been prepared, for all periods presented, following the same accounting policies and methods of computation as described in Note 3 to the consolidated financial statements for the fiscal year ended December 31, 2011, except for the change in presentation of trading activities as discussed below.
These condensed interim consolidated financial statements were approved and signed by the Chair of the Audit Committee and Chief Executive Officer on February 5, 2013.
Note 3Change in Presentation of Trading Activities
During the first quarter of 2012, the Company completed a review of the trading activities within its Infrastructure and Marketing segment and determined that the realized and the unrealized gains and losses previously presented on a gross basis in gross revenues, purchases of crude oil and products and other - net, would be more appropriately presented on a net basis to reflect the nature of trading activities. As a result, these realized and unrealized gains and losses, and the underlying settlement of these contracts, have been recognized and recorded on a net basis in marketing and other in the condensed interim consolidated statements of income.
Prior periods have been reclassified to reflect this change in presentation and there was no impact on net earnings:
	Three months ended				Year ended
Earnings Impact ($ millions)	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	December 31, 2011
Gross revenues	(625)	(413)	(161)	(298)	(1,497)
Marketing and other	35	2	21	32	90
Purchases of crude oil and products	579	401	156	263	1,399
Other - net	11	10	(16)	3	8
Net earnings	-	-	-	-	-
Note 4Exploration and Evaluation Assets
Exploration and Evaluation Assets ($ millions)
December 31, 2011	746
Additions	291
Acquisitions	16
Transfers to oil and gas properties (note 5)	(198)
Expensed exploration expenditures previously capitalized	(42)
Exchange adjustments	(3)
December 31, 2012	810

HUSKY ENERGY INC. | Q4 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS 9

Note 5     Property, Plant and Equipment

Property, Plant and Equipment ($ millions)	Oil and Gas Properties	Processing, Transportation and Storage	Upgrading	Refining	Retail and Other	Total
Cost
December 31, 2011	33,640	930	1,972	4,916	2,176	43,634
Additions	3,971	53	47	349	146	4,566
Acquisitions	16	-	-	-	-	16
Transfers from exploration and evaluation (note 4)	198	-	-	-	-	198
Changes in asset retirement obligations	1,097	(2)	(13)	(71)	29	1,040
Disposals and derecognition	(76)	-	-	(7)	(127)	(210)
Exchange adjustments	(20)	-	-	(93)	1	(112)
December 31, 2012	38,826	981	2,006	5,094	2,225	49,132

Accumulated depletion, depreciation, amortization and impairment
December 31, 2011	(15,900)	(407)	(848)	(1,046)	(1,154)	(19,355)
Depletion, depreciation and amortization(1)	(2,101)	(36)	(102)	(241)	(103)	(2,583)
Disposals and derecognition	49	-	-	3	124	176
Exchange adjustments	5	-	-	24	-	29
December 31, 2012	(17,947)	(443)	(950)	(1,260)	(1,133)	(21,733)

Net book value
December 31, 2011	17,740	523	1,124	3,870	1,022	24,279
December 31, 2012	20,879	538	1,056	3,834	1,092	27,399
(1)
Depletion, depreciation and amortization does not include amortization of research and development assets of $5 million (three months and year ended December 31, 2011 - $10 million) offset by exchange adjustments of $8 million (three months and year ended December 31, 2011 - $10 million).

Note 6Cash Flows - Change in Non-cash Working Capital

Non-cash Working Capital ($ millions)	Three months ended December 31,		Year ended December 31,
	2012	2011	2012	2011
Decrease (increase) in non-cash working capital
Accounts receivable	(150)	307	314	553
Inventories	44	(128)	329	(77)
Prepaid expenses	(26)	12	(29)	(8)
Accounts payable and accrued liabilities	316	68	364	355
Change in non-cash working capital	184	259	978	823
Relating to:
Operating activities	(2)	(93)	843	269
Financing activities	5	389	79	238
Investing activities	181	(37)	56	316

HUSKY ENERGY INC. | Q4 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS 10

Note 7Long-term Debt

		Canadian $ Amount		U.S. $ Denominated
Long-term Debt ($ millions)	Maturity	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Long-term debt
5.90% notes(1)(2)	2014	746	763	750	750
3.75% medium-term notes(1)	2015	300	300	-	-
7.55% debentures(1)	2016	199	203	200	200
6.20% notes(1)(2)	2017	298	305	300	300
6.15% notes(2)	2019	298	305	300	300
7.25% notes(2)	2019	746	763	750	750
5.00% medium-term notes	2020	400	400	-	-
3.95% senior unsecured notes(2)	2022	498	-	500	-
6.80% notes(2)	2037	385	393	387	387
Debt issue costs(3)		(24)	(21)	-	-
Unwound interest rate swaps		72	93	-	-
Long-term debt		3,918	3,504	3,187	2,687
Long-term debt due within one year
6.25% notes(4)		-	407	-	400
(1)
A portion of the Company's debt was designated in a fair value hedging relationship for interest rate risk management and the gains or losses arising from adjusting the derivative to its fair value were recognized immediately in net earnings along with the offsetting gain or loss on the hedged item recorded at fair value until discontinuation of the hedging relationship in 2011.

(2)	A portion of the Company's U.S. denominated debt is designated as a hedge of the Company's net investment in its U.S. refining operations. Refer to Note 11.
(3)	Calculated using the effective interest rate method.
(4)
A portion of the Company's debt was designated in a cash flow hedging relationship for foreign currency risk management, with the use of cross currency swaps, until expiration of the hedging relationship in the second quarter of 2012 with the repayment of the related U.S. $400 million of 6.25% notes which matured on June 15, 2012 and the settlement of the cross currency swaps on the same day. Refer to Note 11.

On March 22, 2012, the Company issued U.S. $500 million of 3.95% senior unsecured notes due April 15, 2022 pursuant to a universal short form base shelf prospectus filed with the Alberta Securities Commission and the U.S. Securities and Exchange Commission on June 13, 2011 and an accompanying prospectus supplement. The notes are redeemable at the option of the Company at a make-whole premium and interest is payable semi-annually. The notes are unsecured and unsubordinated and rank equally with all of the Company's other unsecured and unsubordinated indebtedness.

On June 15, 2012, the Company repaid the maturing 6.25% notes issued under a trust indenture dated June 14, 2002. The amount paid to note holders was U.S. $413 million, including U.S. $13 million of interest.
On December 14, 2012, the Company amended and restated both of its revolving syndicated credit facilities to allow the Company to borrow up to $1.5 billion and $1.6 billion in either Canadian or U.S. currency from a group of banks on an unsecured basis. The maturity date for the $1.5 billion facility was extended to December 14, 2016 and there was no change to the August 31, 2014 maturity date of the $1.6 billion facility. There continues to be no difference between the terms of these facilities, other than their maturity dates.
On December 31, 2012, the Company filed a universal short form base shelf prospectus (the "Canadian Base Prospectus") with applicable securities regulators in each of the provinces of Canada, other than Quebec, that enables the Company to offer up to $3.0 billion of common shares, preferred shares, debt securities, subscription receipts, warrants and units (the "Securities") in Canada until January 30, 2015. As of December 31, 2012, the Company had not issued Securities under the Canadian Base Prospectus. This Canadian Base Prospectus replaced the universal short form base shelf prospectus filed in Canada during November 2010 which had remaining unused capacity of $1.4 billion and expired in December 2012. The ability of the Company to raise capital utilizing the Canadian Base Prospectus is dependent on market conditions at the time of sale.
HUSKY ENERGY INC. | Q4 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS 11

Note 8Financial Items

Financial Items ($ millions)	Three months ended December 31,		Year ended December 31,
	2012	2011	2012	2011
Foreign exchange
Gains (losses) on translation of U.S. dollar denominated long-term debt	(4)	45	43	(47)
Gains (losses) on cross currency swaps	-	(9)	2	7
Gains (losses) on contribution receivable	15	(25)	(7)	34
Other foreign exchange gains (losses)	(12)	(26)	(24)	16
Net foreign exchange gains (losses)	(1)	(15)	14	10
Finance income
Contribution receivable	9	17	53	71
Interest income	11	-	34	-
Other	1	9	6	15
Finance income	21	26	93	86
Finance expenses
Long-term debt	(56)	(55)	(232)	(226)
Contribution payable	(19)	(21)	(81)	(82)
Short-term debt	-	(5)	(3)	(9)
	(75)	(81)	(316)	(317)
Interest capitalized(1)	54	30	173	86
	(21)	(51)	(143)	(231)
Accretion of asset retirement obligations (note 9)	(21)	(18)	(87)	(73)
Accretion of other long-term liabilities	(3)	(2)	(10)	(6)
Finance expenses	(45)	(71)	(240)	(310)
	(25)	(60)	(133)	(214)
(1) Interest capitalized on project costs is calculated using the Company's annualized effective interest rate of 6% (2011 - 6%).

HUSKY ENERGY INC. | Q4 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS 12

Note 9Asset Retirement Obligations ("ARO")
At December 31, 2012, the estimated total undiscounted inflation adjusted amount required to settle the Company�s ARO was $10.3 billion (December 31, 2011 - $8.5 billion). These obligations will be settled based on the useful lives of the underlying assets, which currently extend an average of 45 years into the future. This amount has been discounted using a credit-adjusted risk-free rate of 3% to 5% (December 31, 2011 - 3% to 5%). Obligations related to environmental remediation and cleanup of oil and gas producing assets are included in the estimated ARO.
The change in estimates in 2012 primarily related to increased cost estimates for the retirement of assets in the Asia Pacific Region, the Atlantic Region and in Western Canada, and a revision of the timing of future ARO cash flows for Western Canadian and Downstream assets.
While the provision is based on the best estimates of future costs, discount rates, and the economic lives of the assets, there is uncertainty regarding the amount and timing of incurring these costs that are not always within management's control.

Asset Retirement Obligations ($ millions)
December 31, 2011	1,767
Additions	154
Liabilities settled	(123)
Liabilities disposed	(1)
Change in discount rate	174
Change in estimates	737
Exchange adjustment	(2)
Accretion(1)	87
December 31, 2012	2,793
Expected to be incurred within one year	107
Expected to be incurred beyond one year	2,686
(1) Accretion is included in finance expenses. Refer to Note 8.
Note 10     Share Capital
Common Shares

Common Shares	Number of Shares	Amount ($ millions)
December 31, 2011	957,537,098	6,327
Stock dividends	24,514,797	607
Options exercised	177,325	5
December 31, 2012	982,229,220	6,939
During the three months and year ended December 31, 2012, the Company declared dividends payable of $0.30 per common share and $1.20 per common share (three months and year ended December 31, 2011 - $0.30 per common share and $1.20 per common share), resulting in dividends of $295 million and $1.2 billion (three months and year ended December 31, 2011 - $287 million and $1.1 billion), respectively. At December 31, 2012, $295 million, including $293 million in cash and $2 million in common shares, was payable to shareholders on account of dividends declared on November 1, 2012 (December 31, 2011 - $287 million, including $87 million in cash and $200 million in common shares).

HUSKY ENERGY INC. | Q4 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS 13

Preferred Shares
During the three months and year ended December 31, 2012, the Company declared dividends payable of $3 million and $13 million, respectively, on the Cumulative Redeemable Preferred Shares, Series 1 (the "Series 1 Preferred Shares") (three months and year ended December 31, 2011 - $3 million and $10 million). There were no amounts payable as dividends on the Series 1 Preferred Shares at December 31, 2012 as an aggregate of $3 million, representing approximately $0.28 per Series 1 Preferred Share, was paid as dividends on the Series 1 Preferred Shares on December 31, 2012 (December 31, 2011 - payable of $3 million, representing approximately $0.28 per Series 1 Preferred Share).
Stock-based Compensation
The following table summarizes the total expense recognized in selling, general and administrative expenses in the condensed interim consolidated statements of income for the Company's stock option plan and Performance Share Units ("PSU") for the three months and year ended December 31, 2012 and 2011.
Stock-based Compensation ($ millions)	Three months ended December 31,		Year ended December 31,
	2012	2011	2012	2011
Stock option plan	27	7	42	(2)
PSUs	6	-	12	1
Stock-based compensation	33	7	54	(1)
Earnings per Share
Earnings per Share ($ millions)	Three months ended December 31,		Year ended December 31,
	2012	2011	2012	2011
Net earnings	474	408	2,022	2,224
Effect of dividends declared on preferred shares in the period	(3)	(3)	(13)	(10)
Net earnings - basic	471	405	2,009	2,214
Dilutive effect of accounting for share options as equity-settled(1)	-	(1)	-	(30)
Net earnings - diluted	471	404	2,009	2,184

(millions)
Weighted average common shares outstanding - basic	982.1	957.3	975.8	923.8
Effect of stock dividends declared in the period	0.1	8.2	0.1	8.2
Weighted average common shares outstanding - diluted	982.2	965.5	975.9	932.0

Earnings per share - basic ($/share)	0.48	0.42	2.06	2.40
Earnings per share - diluted ($/share)	0.48	0.42	2.06	2.34
(1)
Stock-based compensation expense was $27 million and $42 million based on cash-settlement for the three months and year ended December 31, 2012 (three months and year ended December 31, 2011 - expense of $7 million and recovery of $2 million), respectively. Stock-based compensation expense was $8 million and $33 million based on equity-settlement for the three months and year ended December 31, 2012 (three months and year ended December 31, 2011 - expense of $8 million and $28 million), respectively. For the three months and year ended December 31, 2012, cash-settlement of share options was considered more dilutive than equity-settlement of share options and as such, was used to calculate diluted earnings per share.

For the three months and year ended December 31, 2012, 29 million tandem options and 1 million tandem performance options (three months and year ended December 31, 2011 - 26 million tandem options and 7 million tandem performance options) were excluded from the calculation of diluted earnings per share as these options were anti-dilutive.

HUSKY ENERGY INC. | Q4 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS 14

Note 11Financial Instruments and Risk Management
The Company is exposed to risks related to the volatility of commodity prices, foreign exchange rates and interest rates. In certain instances, the Company uses derivative instruments to manage the Company's exposure to these risks. Derivative instruments are recorded at fair value in accounts receivable, other assets, and accounts payable and accrued liabilities in the condensed interim consolidated balance sheets. The Company has oil and natural gas inventory held in storage related to commodity price risk management contracts that is recognized at fair value. The Company employs risk management strategies and policies to ensure that any exposures to risk are in compliance with the Company's business objectives and risk tolerance levels. The Company has the following risk management contracts and related inventory recognized at fair value in the condensed interim consolidated balance sheets at December 31, 2012:

Risk Management ($ millions)	December 31, 2012
	Asset	Liability	Net
Commodity Price
Natural gas contracts	3	(2)	1
Natural gas storage contracts	10	-	10
Natural gas storage inventory(1)	6	-	6
Crude oil contracts	-	(3)	(3)
Crude oil inventory(2)	53	-	53
Foreign Currency
Foreign currency forwards	-	-	-
Interest Rates
Forward starting swaps	1	-	1
	73	(5)	68
(1)
Represents the fair value adjustment to inventory recognized in the condensed interim consolidated balance sheets related to third party physical purchase and sale contracts for natural gas held in storage. Total fair value of the related natural gas storage inventory was $107 million at December 31, 2012.

(2)
Represents the fair value adjustment to inventory recognized in the condensed interim consolidated balance sheets related to third party crude oil physical purchase and sale contracts. Total fair value adjustment of the related crude oil inventory was $221 million at December 31, 2012.

HUSKY ENERGY INC. | Q4 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS  15

The gains (losses) recognized on risk management positions for the three months and year ended December 31, 2012 are set out below. All gains (losses) are unrealized, unless otherwise noted.

	Three months ended December 31, 2012
Earnings Impact ($ millions)	Marketing and Other	Purchases of Crude Oil and Products	Other - Net	Net Foreign Exchange Losses	Other Comprehensive Income ("OCI")
Commodity Price
Natural gas	(9)	-	-	-	-
Crude oil(1)	25	1	-	-	-
	16	1	-	-	-
Foreign Currency
Foreign currency forwards(3)	-	-	-	(5)	-
Interest Rates
Forward starting swaps	-	-	-	-	2
	16	1	-	(5)	2

				Year ended December 31, 2012
Earnings Impact ($ millions)	Marketing and Other	Purchases of Crude Oil and Products	Other - Net	Net Foreign Exchange Gains (Losses)	OCI
Commodity Price
Natural gas	2	-	-	-	-
Crude oil(1)	48	(2)	-	-	-
	50	(2)	-	-	-
Foreign Currency
Cross currency swaps(2)	-	-	(2)	2	2
Foreign currency forwards(3)	-	-	(1)	(5)	-
	-	-	(3)	(3)	2
Interest Rates
Forward starting swaps	-	-	-	-	1
	50	(2)	(3)	(3)	3
(1)
During the year ended December 31, 2012, certain crude oil physical purchase contracts were designated as a fair value hedge with fair value changes recognized in purchases of crude oil and products in the condensed interim consolidated statements of income. During the three months ended December 31, 2012, the fair value hedging relationship was discontinued and only fair value changes related to the derivative contracts continued to be recorded in purchases of crude oil and products.

(2)
A portion of the Company's U.S. denominated debt was designated in a cash flow hedging relationship for foreign currency risk management, with the use of cross currency swaps, until expiration of the hedging relationship in the second quarter of 2012 with the repayment of the related U.S. $400 million of 6.25% notes which matured on June 15, 2012 and the settlement of the cross currency swaps on the same day. Refer to Note 7. The balance of $2 million included in other reserves was reclassified into net earnings upon the repayment of the debt and concurrent settlement of the cross currency swaps.

(3)	Unrealized gains or losses from short-dated foreign currency forwards are included in other - net, while realized gains or losses are included in net foreign exchange gains (losses).
Net Investment Hedge
At December 31, 2012, the Company had designated U.S. $2.8 billion of its U.S. denominated debt as a hedge of the Company's net investment in its U.S. refining operations (December 31, 2011 - U.S. $1.3 billion). Of this amount, U.S. $700 million was designated in the first quarter of 2012 and included the U.S. $500 million of the 3.95% senior unsecured notes issued on March 22, 2012. During the third quarter of 2012, U.S. $800 million was designated, including U.S. $50 million of the 7.25% notes and U.S. $750 million of the 5.90% notes issued in 2009.
For the three months and year ended December 31, 2012, an unrealized loss of $27 million and an unrealized gain of $15 million arising from the translation of the debt (three months and year ended December 31, 2011 - gain of $19 million and loss of $18 million), respectively, net of tax of $4 million and $2 million (three months and year ended December 31, 2011 - both net of tax of $3 million), respectively, was recorded in OCI. At December 31, 2012, the fair value of the hedge was $97 million and was recorded in long-term debt on the consolidated balance sheets (December 31, 2011 - $80 million).

HUSKY ENERGY INC. | Q4 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS 16

Interest Rate Swaps
At December 31, 2012, the balance in long-term debt related to deferred gains resulting from unwound interest rate swaps that were designated as a fair value hedge was $72 million (December 31, 2011 - $93 million). The amortization of the accrued gain upon terminating the interest rate swaps resulted in an offset to finance expenses of $5 million and $21 million for the three months and year ended December 31, 2012 (three months and year ended December 31, 2011 - offset of $5 million and $9 million), respectively.
At December 31, 2012, the Company had entered into a cash flow hedge using forward starting interest rate swap arrangements whereby the Company fixed the underlying U.S. 10-year Treasury Bond rate on U.S. $500 million to June 16, 2014, which is the Company's forecasted debt issuance on the same date. The effective portion of these contracts has been recorded at fair value in other assets; there was no ineffective portion at December 31, 2012. The forward starting swaps have the following terms and fair value as at December 31, 2012:

		December 31, 2012
Forward Starting Swaps ($ millions)	Swap Rate(1)	Notional Amount(U.S. $ millions)	Fair Value
Swap Maturity
June 15, 2024	2.24%	105	-
June 16, 2024	2.25%	310	1
June 17, 2024	2.24%	85	-
		500	1
(1)	Weighted average rate.
Note 12Commitments and Contingencies
At December 31, 2012, the Company had commitments that require the following minimum future payments which are not accrued for in the condensed interim consolidated balance sheets:

Minimum Future Payments for Commitments ($ millions)	Within 1 year	After 1 year but not more than 5 years	More than 5 years	Total
Operating leases	130	806	556	1,492
Firm transportation agreements	217	1,037	2,652	3,906
Unconditional purchase obligations	3,089	4,449	78	7,616
Lease rentals and exploration work agreements	85	386	571	1,042
	3,521	6,678	3,857	14,056
The Company has income tax filings that are subject to audit and potential reassessment. The findings may impact the tax liability of the Company. The final results are not reasonably determinable at this time and management believes that it has adequately provided for current and deferred income taxes.
The Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company's favour, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings related to these and other matters would have a material adverse impact on its financial position, results of operations or liquidity.

HUSKY ENERGY INC. | Q4 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS 17